Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS

Toronto, Ontario – November 13, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, announced today its interim financial results for the third quarter ended September 30, 2012.  All figures are reported in Canadian dollars.

We reported consolidated revenues of $387,000 for the third quarter, representing an increase of 91 percent over the $203,000 reported in the same quarter of 2011.  We also reported year-to-date consolidated revenues of $1,032,000, an increase of 80 percent over the $573,000 reported for the same period of 2011.  The growth in revenues was attributed primarily to higher social commerce services revenues as a result of the acquisition of Envision Online Media Inc.

Revenues are comprised of application hosting activities provided to customers, the sale of software licenses, and the delivery of technology services, such as application and website development, software customization, content management and social commerce solutions.

We reported an Operational EBITDA loss for the third quarter of $416,000, an increase of eight percent over the Operational EBITDA loss of $386,000 reported for the third quarter of 2011.  We reported year-to-date Operational EBITDA loss of $1,147,000, a slight improvement of four percent from the operational EBITDA loss of $1,198,000 reported for the same period of 2011.  The increase in revenues contributed to the improvement in Operational EBITDA loss during the period.

Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation, non-cash and non-recurring items.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

We reported a loss for the third quarter of $535,000 or $0.002 per share, basic and diluted, an improvement of 35 percent from the loss of $820,000 or $0.004, basic and diluted, for the same period of 2011.  We also reported year-to-date loss of $1,826,000 or $0.008 per share, basic and diluted, an improvement of 44 percent from the loss of $3,274,000 or $0.017 per share, basic and diluted, reported in the same period of 2011.

As at September 30, 2012, Northcore held cash and short-term investments of $308,000 and accounts receivable of $211,000.

Northcore Reports Q3 2012 Results

Operating Highlights

We accomplished the following activities in the period:

•	Implemented a new platform instance for a key enterprise client and one of the five largest food and beverage companies in North America;
•	Delivered a number of customer web platforms and content management solutions through Envision Online Media;
•	Hosted a series of commercial auction events for a major strategic partner; and
•	Signed new vendor partnerships to expand sales of Kuklamoo.com, a family Web destination and curated sale site.

Outlook

“Our focus continues to be on building shareholder value through our enterprise and social commerce offerings,” said Amit Monga, CEO of Northcore Technologies. “We are working closely with the Envision team to bid on larger projects and increase our presence in Ottawa.  In the coming months, we plan to launch platforms exploiting our proprietary intellectual property for variety of industry verticals.”

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore's portfolio companies include Envision Online Media Inc., a specialist in the delivery of content management solutions and Kuklamoo, a family information web destination and national daily deal site targeting families with kids.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and

Northcore Reports Q3 2012 Results

services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com

(financial results follow)

Northcore Reports Q3 2012 Results

Northcore Technologies Inc.
Condensed Interim Consolidated Statements of Financial Position As at September 30, 2012 and December 31, 2011
(Expressed in thousands of Canadian dollars)
(IFRS, Unaudited)

	September 30,	December 31,
	2012	2011
ASSETS
CURRENT
Cash	$267	$1,760
Restricted cash	500	-
Short-term investments	41	-
Accounts receivable	211	187
Deposits and prepaid expenses	76	40
	1,095	1,987
INVESTMENT IN ASSOCIATES	199	24
CAPITAL ASSETS	93	91
INTANGIBLE ASSETS	912	807
UNALLOCATED PURCHASE PRICE	1,191	-
TOTAL ASSETS	$3,490	$2,909

LIABILITIES
CURRENT
Accounts payable	$327	$239
Accrued liabilities	192	173
Deferred revenue	122	3
Current portion of contingent consideration	71	-
Promissory note	500	-
	1,212	415
CONTINGENT CONSIDERATION	63	-
TOTAL LIABILITIES	1,275	415
TOTAL SHAREHOLDERS’ EQUITY	2,215	2,494
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,490	$2,909

Northcore Technologies Inc.
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For the Three and Nine Months Periods Ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except per share amounts)
(IFRS, Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011

Revenues	$387	$203	$1,032	$573

Income from GE Asset Manager, LLC	18	18	55	54

Operating expenses:
General and administrative	429	351	1,293	1,308
Customer service and technology	321	181	818	543
Sales and marketing	71	75	175	209
Stock-based compensation	107	372	590	1,625
Depreciation	12	8	37	20
Total operating expenses	940	987	2,913	3,705

Loss before the undernoted	(535)	(766)	(1,826)	(3,078)

Finance costs:
Interest on notes payable and secured subordinated notes	-	20	-	93
Accretion of secured subordinated notes	-	34	-	103
Total finance costs	-	54	-	196

Loss and comprehensive loss for the period	$(535)	$(820)	$(1,826)	$(3,274)

Loss per share, basic and diluted	$(0.002)	$(0.004)	$(0.008)	$(0.017)

Weighted average number of shares outstanding, basic and diluted (000's)	234,625	203,888	232,073	190,265

Northcore Technologies Inc.
Reconciliation of Loss to Operational EBITDA For the Three and Nine Month Periods Ended September 30, 2012 and 2011
(Expressed in thousands of Canadian dollars)
(IFRS, Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011

Loss for the period, as per above	$(535)	$(820)	$(1,826)	$(3,274)

Reconciling items:
Stock-based compensation	107	372	590	1,625
Depreciation	12	8	37	20
Interest expense	-	54	-	196
Non-recurring professional fees ***	-	-	52	235
Operational EBITDA	$(416)	$(386)	$(1,147)	$(1,198)

*** Included in non-recurring professional fees for 2012 were acquisition related costs in connection with the acquisition of Envision and Kuklamoo.  Non-recurring professional fees in 2011 were in connection with the recruitment of new senior management and Board members.